EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Forward-looking statements speak only as of the date of this report. You should not put undue reliance on any forward-looking statements. We strongly encourage investors to carefully read the factors described in our Form 20-F in the section entitled “Risk Factors” for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

A. Operating Results

Overview of Company

Historically, we have been a specialized manufacturer of bamboo charcoal-based products with primary business focus in consumer products and low emission BBQ charcoal. After completing a series of re-organizations, dismantling prior VIE structure and business strategic changes, through our operating subsidiaries, we are now engaging in research, development, production and distribution of various charcoal products, biodegradable packaging products and vehicles, as well as trading bamboo charcoal products. We also have investments in mining exploration. For more detailed information about our recent developments, please refer to Note 1 of the footnotes accompanying the unaudited condensed financial statements included in this filing.

As the result of the business strategic changes, during the year ended December 31, 2023 the Company merged its biodegradable packaging business segment into its consumer products segment. Now the Company had two reporting segments: consumer product segment and electric vehicle (“EV”) segment.

Our consumer products include purification and deodorization products, household cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and household cleaning products are sold under the brand name “Charcoal Doctor.” Purification and deodorization products include air purification products, deodorant products and bamboo vinegar. Household cleaning products include toilet cleaning products, kitchen cleaning products, personal care products and clothing detergent products.

The largest category of our consumer products is purification and deodorization products. Made from dry distilled carbonized bamboo, our purification and deodorization products have the ability to absorb harmful substances and air-borne odors, including benzene, formaldehyde, ammonia and carbon tetrachloride. These products also come in many shapes and varieties for a multitude of purposes including pillows, cushion insoles, wrist pads, clothes hangers and other products. Bamboo vinegar is an additive that can be used in food processing, medical and hygiene products and fertilizer. Although it currently only accounts for a small portion of our revenue, bamboo vinegar products are crucial for us to maintain close ties with the agricultural industry which we believe will be a key area for growth in the coming years. Cleaning products, including disinfectants, detergents, lotions, specialized soaps and toilet cleaners are relatively new in our consumer products but provide us another opportunity for growth. Purchased from third parties and sold through our distribution channel, barbecue charcoals designed for China’s domestic market have also been a key source of revenue for us in recent years.

We are in the process to transform our business to focus more on the specialty electric vehicles (EVs) market. Our acquisition of Shangchi Automobile completed in the second quarter of 2017, and we recently established two subsidiaries in Zhejiang to shift our business strategy and focus on researching, developing and selling specialty EVs, such as electric driverless street sweepers. We are building our presence methodically, in order to maximize the impact of our R&D investments and technology advancements in specialty-use EVs rather than the more competitive, domestic general consumer EV market. We are confident in our position and remain fully committed to the EV segment, which we expect will be a key long-term growth driver for us. We expect our specialty EV business, especially driverless street sweepers, will grow with the growing sensitivity to cleaner environments and the demand for zero-emission vehicles, as well as favorable government policies and support in terms of subsidies, grants and/or tax rebates.

1

If our expansions into these new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected. There could be trends, uncertainties or events that may have a material effect on our sales or revenue of consumer products. If we cannot increase our consumer products and electric vehicle revenues or find new business opportunities to continue the growth, our total revenue may be decreasing.

Factors Affecting Our Results of Operations

Government Policy May Impact Our Business and Operating Results

We have seen negative impact of unfavorable government policy regarding rebates upon our EV business in recent years. In addition, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our bamboo charcoal-based consumer products are currently not subject to such government restrictions; however, any future changes in the government’s policy on the bamboo charcoal industry may have a negative effect on the supply of our raw materials.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a specialized manufacturer of bamboo charcoal-based products, we rely on the continuous and stable supply of bamboo charcoal to ensure our operation and expansion. Although bamboo (and as a result bamboo charcoal) is a renewable supply, price inelasticity at any given time may increase the likelihood of bidding wars, resulting in an increase in raw material prices and thus reduce our profit. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices.

Competition in Consumer Product

Our products face competition from other producers. In our consumer product segment, we face competition from a number of companies that have similar product portfolios. Many of such competitors’ products are not bamboo-based; instead, we compete based on our products’ functional use. Many such competitors are able to provide functionally similar products without relying on bamboo or bamboo charcoal components.

Although our Charcoal Doctor brand is one of the largest and most famous in the charcoal bag and bamboo charcoal market, the bamboo charcoal-based consumer product industry is relatively fragmented and subject to relatively low barriers of entry.

Our Charcoal Doctor air purification products compete with products from charcoal-based competitors such as Zhejiang Maitanweng Ecological Development Co., Ltd., Zhejiang Jiejiegao Charcoal Industry Co., Ltd., and Quzhou Modern Charcoal Industry, Co., Ltd.

Our Charcoal Doctor toilet cleaner competitors include non-charcoal-based competitors such as SC Johnson & Son (Shanghai) Inc. (which makes the Mr. Muscle brand in China), Blue Moon Chinese Co., Ltd., Shanghai White Cat Group Ltd., Beijing Green Umbrella Chemical Co., Ltd. and Weilai (Guangzhou) Consumer products Co., Ltd.

Results of Operation

The following table summarizes the selected results of our operation during the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

2

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,
	2024		2023
		As a		As a
		percentage		percentage	Dollar ($)	Percentage
	Dollars in	of sales	Dollars in	of sales	Increase	Increase
Statement of Operations Data:	thousands	revenue	thousands	revenue	(Decrease)	(Decrease)
Revenues	$21,527	100.0%	$19,742	100.0%	$1,785	9.0%
Cost of revenues	16,724	77.7%	15,687	79.5%	1,037	6.6%
Gross profit	4,803	22.3%	4,055	20.5%	748	18.4%

Operating expenses
Selling expenses	60	0.3%	118	0.6%	(58)	(49.2)%
General and administrative expenses	2,994	13.9%	2,027	10.3%	967	47.7%
Research and development expenses	36	0.2%	16	0.1%	20	125.0%
Total operating expenses	3,090	14.4%	2,161	10.9%	929	43.0%

Income from operations	1,713	8.0%	1,894	9.6%	(181)	(9.6)%

Other income (expenses)
Chang in fair value of convertible note	(66)	(0.3)%	(3)	-%	(63)	2,100.0%
Change in fair value of warrant liabilities	(850)	(3.9)%	-	-%	(850)	-%
Interest income	19	0.1%	22	0.1%	(3)	(13.6)%
Interest expense	(192)	-0.9%	(266)	(1.3)%	74	(27.8)%
Financing interest income, net	860	4.0%	1,207	6.1%	(347)	(28.7)%
Rental income from related parties	-	-%	42	0.2%	(42)	(100.0)%
Gain from disposal of a subsidiary	1,006	4.7%	-	-%	1,006	-%
Subsidy income	-	-%	290	1.5%	(290)	(100.0)%
Other income, net	66	0.3%	(1)	-%	67	(6,700.0)%
Total other income	843	3.9%	1,291	6.5%	(448)	(34.7)%

Income before provision for income taxes	2,556	11.9%	3,185	16.1%	(629)	(19.7)%
Provision for income taxes	1,448	6.7%	1,293	6.5%	155	12.0%

Net income	1,108	5.1%	1,892	9.6%	(784)	(41.4)%

Revenues increased by approximately $1.8 million, or 9.0%, to approximately $21.5 million in the six months ended June 30, 2024 from approximately $19.7 million in the same period of 2023. The increase was mainly attributable to the increase of approximately $1.8 million in revenues from consumer product segment due to more revenue from our new products.

Consumer product segment

Revenues from consumer product segment increased by approximately $1.8 million, or 9.4%, to approximately $21.5 million in the six months ended June 30, 2024 from approximately $19.6 million in the same period of 2023. The increase was primarily attributable to the increased revenue from our new products.

3

Electric Vehicle (“EV”) segment

On July 12, 2017, the Company completed the acquisition of 70% of the equity interest of Suzhou E-Motors, which was renamed as Shangchi Automobile in 2019, a specialty electric vehicles and power batteries manufacturer based in Zhangjiagang City, Jiangsu Province, People’s Republic of China. The Company believes that the acquisition brings new advanced technologies and economic synergies in the electric vehicle market and broadens the Company’s customer base and cross-selling opportunities.

The revenue for our EV segment was approximately $0.04 million in the six months ended June 30, 2024, as compared to sales of approximately $0.1 million in the same period of 2023.

Cost of revenues:

Our cost of revenues increased by approximately $1.0 million, or 6.6%, to approximately $16.7 million in the six months ended June 30, 2024 from approximately $15.7 million in the same period of 2023, due to more consumer products sold during the first six months of fiscal 2024 than the same period of the prior year. As a percentage of revenues, the cost of revenue was 77.7% and 79.5% in the six months ended June 30, 2024 and 2023, respectively.

Gross profit:

Our gross profit increased by approximately $0.7 million, or 18.4%, to approximately $4.8 million in the six months ended June 30, 2024 from approximately $4.1 million in the same period of 2023. The gross profit margin was 22.3% and 20.5% in the six months ended June 30, 2024 and 2023. On segment basis, gross margins for consumer product segment and EV segment were 22.2% and 84.1% for the six months ended June 30, 2024, respectively, compared to 20.3% and 60.6% for the same period of 2023, respectively.

Selling expenses:

Our selling expenses kept at approximately $0.1 million in the six months ended June 30, 2024 and 2023. As a percentage of sales, our selling expenses was 0.3% and 0.6% in the six months ended June 30, 2024 and 2023, respectively.

General and administrative expenses:

Our general and administrative expenses increased by approximately $1.0 million, or 47.7%, to approximately $3.0 million in the six months ended June 30, 2024 from approximately $2.0 million in the same period of 2023. The increase was primarily attributable to the increase of approximately $1.3 million in provision for credit losses due to slow collection, offset by the decrease of approximately $0.3 million in salaries due to decreased headcount. As a percentage of revenues, general and administrative expenses was 13.9% and 10.3% in the six months ended June 30, 2024 and 2023, respectively.

Research and development expenses

Our research and development expenses amounted to $35,620 and $15,724 in the six months ended June 30, 2024 and 2023, respectively. We expect to continue to invest in research and development expenses. We expect that our ability to effectively utilize our research and development expenses capabilities may significantly affect our results of operations in the future.

Total operating expenses

Total operating expenses increased by approximately $0.9 million, or 43.0%, to approximately $3.1 million in the six months ended June 30, 2024 from approximately $2.2 million in the same period of 2023, which was mainly due to the increase of approximately $1.0 million in general and administrative expense.

Change in fair value of convertible note

Change in fair value of convertible note amounted to a loss of $66,259 and $3,010 in the six months ended June 30, 2024 and 2023, respectively. The Company recognized the convertible note at fair value.

4

Change in fair value of warrants liabilities

Change in fair value of warrants liability amounted to a loss of approximately $0.9 million for the six months ended June 30, 2024. The fair value of the Company’s warrants derivative liability assumed from the April 2024 private placement is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Interest expenses

Our interest expenses decreased by approximately $0.1 million, or 27.8%, to approximately $0.2 million in the six months ended June 30, 2024 from approximately $0.3 million in the same period of 2023. The lower interest expense was due to a decreased short-term bank loan balance for the first six months of fiscal 2024.

Financing interest income, net

Starting in June 2022, we provided commercial factoring services to customers who seek financing from their receivables. The Company recognized net financing interest income of approximately $0.9 million and approximately $1.2 million in the six months ended June 30, 2024 and 2023, respectively.

Rental income from related parties

Since fiscal 2021, we signed some lease agreements with related parties to lease a part of production facilities to related parties, The Company recorded rent income of $nil and approximately $0.04 million for the six months ended June 30, 2024 and 2023, respectively.

Gain from disposal subsidiary

On March 16, 2024, the Group signed a share transfer agreement with a third party to sell its 100% equity interest in Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal”) for consideration of approximately $0.3 million (RMB1.8 million). For the six months ended June 30, 2024, the Group recorded a gain of $1.0 million resulted from the disposition of Tantech Charcoal.

Subsidy income

Subsidy income decreased by $0.3 million, or 100.0% to$323in the six months ended June 30, 2024 from approximately $0.3 million in the same period of 2023.

Other income (expense), net

Net other income amounted to approximately $0.01 million in the six months ended June 30, 2024 from net other expenses$1,199 in the same period of 2023.

Income before provision for income taxes

As a result of the foregoing, our income before provision for income taxes decreased by approximately $0.6 million, or 19.7%, to approximately $2.6 million in the six months ended June 30, 2024 from approximately $3.2 million in the same period of 2023.

Provision for income taxes

Our provision for income taxes increased by approximately $0.2 million, or 12.0%, to approximately $1.4 million in the six months ended June 30, 2024 from approximately $1.3 million in the same period of 2023. The increased was in line with increased taxable income.

Net income

As a result of the foregoing, our net income decreased by approximately $0.8 million, or 41.4%, to approximately $1.1 million in the six months ended June 30, 2024 from approximately $1.9 million in the same period of 2023.

5

B. Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

As of June 30, 2024, we had cash, cash equivalents and restricted cash of approximately $34.2 million. Our current assets were approximately $118.0 million and our current liabilities were approximately $16.9 million, which resulted in a current ratio of 7.0:1. Retained earnings as of June 30, 2024 was approximately $53.4 million.

Our accounts receivable turnover in days were 382 days and 352 days for the six months ended June 30, 2024 and for the year ended December 31, 2023, respectively. Although we typically do not grant special payment terms to our customers, some of our customers, who are large retailers and wholesale chains, tend to require longer payment terms but are unlikely to default. The instances of slow payments and long-aging receivables may have negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and credit losses level in order to ensure our methodology used to determine credit losses is reasonable and accrued additional credit losses if necessary. We have recently put a lot of efforts into accounts receivable collection through tightening our customer credit policy and strengthening monitoring of uncollected receivables. If the Company has difficulty collecting, the following steps will be taken, including but not limited to: cease any additional shipments to the customers, visit the customers to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

For the accounts receivable, the Company provided credit losses of approximately $4.0 million against the aged accounts receivable balances. Subsequent to June 30, 2024 and through November 19, 2024, the Company collected approximately $24.3 million or 56% of the accounts receivable balance as of June 30, 2024.

The following table sets forth summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	For the Six Months ended
	June 30,
	2024	2023
Net cash provided by (used in) operating activities	$4,446	$(902)
Net cash used in investing activities	(900)	(1,397)
Net cash provided by financing activities	1,489	8,510
Effect of exchange rate changes on cash, cash equivalents and restricted cash	65	(451)
Net increase in cash, cash equivalents and restricted cash	5,100	5,760
Cash, cash equivalents and restricted cash, beginning of period	29,125	18,982
Cash, cash equivalents and restricted cash, end of period	$34,225	$24,742

Operating Activities

Net cash provided by operating activities was approximately $4.4 million in the six months ended June 30, 2024. Cash provided by operating activities for the six months ended June 30, 2024 mainly consisted of net income of approximately $1.1 million, non-cash items adjustment of approximately $1.8 million, increase of approximately $4.6 million in accounts payable due to slow payment, increase of approximately $0.8 million in tax payable and decrease of approximately $0.3 million in inventory, offset by increase of approximately $1.9 million in accounts receivable due to increased revenue, decrease of approximately $1.1 million in accrued liabilities and other payables, increase of approximately $0.5 million in prepaid expenses and other receivables and decrease of approximately $0.5 million in customer deposits.

6

Net cash used in operating activities was approximately $0.9 million in the six months ended June 30, 2023. Cash used in operating activities for the six months ended June 30, 2024 mainly consisted of increase of approximately $2.9 million in accounts receivable due to slow collection, decrease of approximately $0.8 million in customer deposits, increase of approximately $0.5 million in inventory and decrease of approximately $0.4 million in accrued liabilities and other payables, offset by net income of approximately $1.9 million, decrease of approximately $0.8 million in advances to suppliers, increase of approximately $0.8 million in accounts payable and increase of approximately $0.2 million in tax payable.

Investing Activities

Net cash used in investing activities was approximately $0.9 million in the six months ended June 30, 2024. Cash used in investing activities in the six months ended June 30, 2024 consisted of approximately $0.9 million increase in financing receivable.

Net cash used in investing activities was approximately $1.4 million in the six months ended June 30, 2023. Cash used in investing activities in the six months ended June 30, 2023 consisted of approximately $1.2 million increase in financing receivables and approximately $0.2 million acquisition of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was approximately $1.5 million in the six months ended June 30, 2024. Cash provided by financing activities in the six months ended June 30, 2024 mainly consisted of net proceeds from equity financing of approximately $1.6 million, offset by repayment of convertible note of approximately $0.3 million.

Net cash provided by financing activities was approximately $8.5 million in the six months ended June 30, 2023. Cash provided by financing activities in the six months ended June 30, 2023 mainly consisted of net proceeds from equity financing of approximately $5.8 million, proceeds from convertible note of approximately $2.0 million and proceeds loans from third party of approximately $1.0 million, offset by repayment of bank loans approximately $0.4 million.

Our primary source of cash is currently generated from the sales of our products, as well as equity financings. In the coming years, we are planning to continue to raise additional capital by issuing common shares to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raise, we expect to be able to meet our working capital and capital expenditure requirements by using our cash on hand, cash flows from operations and bank borrowings in the next twelve months.

Capital Expenditures

We had capital expenditures of approximately $0.01 million and approximately $0.2 million for the six months ended June 30, 2024 and 2023, respectively, for the addition and renovation of our office buildings, purchasing of equipment in connection with our business activities and purchasing of long-term investment.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We have used cash generated from our subsidiaries’ operations to fund our capital commitments in the past and anticipate using such funds and proceeds received from our offerings through issuance of common stocks and other sources to fund capital expenditure commitments in the future.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

7

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Our Patents” of our annual report for the fiscal year ended December 31, 2023 filed with the SEC on June 11, 2024.

D. Trend Information

Market Trends

Other than as disclosed elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is a summary of the critical accounting estimates used in the preparation of our unaudited condensed consolidated financial statements. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.

Accounts receivable, net

Accounts receivable is presented at invoiced amount net of an allowance for credit losses. The Group usually determines the adequacy of reserves for credit losses based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Group adopted this guidance effective January 1, 2023. The Group establishes a provision for credit losses based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Impairment of Long-Lived Assets

We evaluate its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

8

Long-term investments

We account for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which we do not have significant influence or the underlying shares we invested in are not considered in-substance common shares and have no readily determinable fair value, the cost method accounting is applied.

We record the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. We record the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

9